SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 1-4694

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Donnelley Deferred Compensation And Voluntary Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

111 S. Wacker Drive

Chicago, Illinois 60606-4301

REQUIRED INFORMATION

Attached hereto are the Donnelley Deferred Compensation and Voluntary Savings Plan audited financial statements for the fiscal years ended December 31, 2006 and 2005, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2006. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the Donnelley Deferred Compensation and Voluntary Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and December 31, 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is a supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Washington, Pittman & McKeever, LLC

Chicago, Illinois

June 26, 2007

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

(EMPLOYER IDENTIFICATION NUMBER 36-1004130, PLAN NUMBER 003)

	2006	2005
ASSETS
Investments, at current value:
Plan interest in Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust	$888,999,196	$—
R.R. Donnelley & Sons Company common stock	—	69,924,351
U.S. Government securities	—	2,481,197
Short-term and collective investment funds	—	218,818,573
Registered investment companies	—	206,154,934
Other common stock	—	69,154,531
Self-directed accounts	—	219,067
Participant loans	19,883,340	18,455,438

	908,882,536	585,208,091
Guaranteed investment contracts, at contract value	—	248,435,966

Total Investments	908,882,536	833,644,057
Receivables:
Accrued dividends and interest	—	79,286
Due to broker for securities sold	—	5,847,237
Employer contributions	—	10,364,789
Other receivables	—	728,592

Total Receivables	—	17,019,904

TOTAL ASSETS	908,882,536	850,663,961

LIABILITIES
Due to broker for securities purchased	—	837,951
Accrued administrative expenses and
Other liabilities	—	294,663

TOTAL LIABILITIES	—	1,132,614

NET ASSETS AVAILABLE FOR BENEFITS	$908,882,536	$849,531,347

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006 AND 2005

(EMPLOYER IDENTIFICATION NUMBER 36-10044130, PLAN NUMBER 003)

	2006	2005
ADDITIONS:
Investment Income —
Interest and dividend income	$15,871,523	$26,144,577
Interest income on participant loans	1,309,181	955,407

Total interest and dividends	17,180,075	27,099,984

Net realized (loss) gain on investments	(5,514,720)	3,028,703
Net unrealized gain on investments	50,311,421	17,448,816

Net appreciation in fair value of investments	44,796,701	20,477,519

Plan interest in Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust	29,426,755	—
Total investment income	91,404,160	47,577,503
Contributions—
Employer contributions	20,413,793	20,488,305
Participant contributions	69,289,735	67,927,579
Rollover contributions	5,452,950	7,851,380

Total contributions	95,156,478	96,267,264

Total additions	186,560,638	143,844,767

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	126,258,687	90,930,465
Administrative expenses	950,762	537,664

Total deductions	127,209,449	91,468,129

Net increase	59,351,189	52,376,638
NET ASSETS, BEGINNING OF YEAR	849,531,347	797,154,709

NET ASSETS, END OF YEAR	$908,882,536	$849,531,347

The accompanying notes are an integral part of these financial statements.

DONNELLEY DEFERRED COMPENSATION AND

VOLUNTARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

NOTE 1 – PLAN DESCRIPTION

The following brief description of the Donnelley Deferred Compensation and Voluntary Savings Plan (the “Plan”) of R.R. Donnelley & Sons Company (the “Company”) is provided for general information only. Refer to the summary plan description or the Plan document for more complete information. The Plan was established to allow employees to save for retirement on a tax-advantaged basis. It is intended to qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (the “Code”) and it is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Subject to certain limitations, members of the Plan may contribute up to 30% of pay on a before-tax basis, and up to 20% of pay on an after-tax basis. Effective July 1, 1999 the Company generally matches participant contributions 50 cents for every before-tax dollar, up to 3% of pay. Participants may invest up to 20% of their account balance and up to 20% of their current contributions in the Donnelley Stock Fund, and may shift their contributions into and out of the Donnelley Stock Fund at any time. All (100%) of the employer match is invested in the Donnelley Stock Fund. Prior to August 1, 2002, participants were not allowed to transfer any of the employer match out of the Donnelley Stock Fund. Effective August 1, 2002, the employer match may be transferred to other funds of the Plan. Also, effective August 1, 2002, participants who are age 50 and older may make “catch-up” contributions to the Plan.

Effective January 1, 2005, the new percentages allowed are from 1%-85% for both before and after-tax and the total of both elections cannot exceed 85%. Effective January 1, 2005, the match is 25 cents for every before-tax dollar up to 6% of pay, and is paid in cash (no longer in the Donnelley Stock Fund) according to the participant’s current elections. A discretionary match of up to $1.00 for each $1.00 contributed up to 6% of compensation was also added into the plan design, to be paid based on Company performance. For the plan year 2006, the actual discretionary match payout was $.25, which combined with the basic match of $.25 resulted in a total 401(k) match of $.50.

Contributions are funded by payroll deductions and must be made in whole percentages of employee earnings. Earnings of the Plan, as well as before-tax contributions to the Plan, are not taxable to the participants until withdrawn.

Administration

Prior to November 1, 2006, the Plan’s administrative and record keeping services were provided by Princeton Retirement Group (Princeton), formerly AMVESCAP Retirement Inc., in accordance with the terms of the Plan. The Trustee of the Donnelley Deferred Compensation and Voluntary Savings Plan Trust was AMVESCAP National Trust Company. The custodian was State Street Bank and Trust Company (State Street). Effective November 1, 2006, the administrative and record keeping services are provided by The 401(k) Company. The trustee is Nationwide Trust Company. The custodian is the Bank of New York. Investment management fees and recordkeeping fees are paid either by the Plan or the Company.

NOTE 1 – PLAN DESCRIPTION (continued)

Eligibility

All employees are eligible to become a Plan member (“participant”), unless they are part of a bargaining unit that does not participate in the Plan. There is currently no service or age requirement(s) for participation in the Plan. Employees become eligible for the Plan on the first day of employment with the Company.

Vesting

Participants are 100% vested with respect to all contributions and earnings of the Plan.

Participant Loans

The Plan was amended effective January 1, 1992 to establish a loan program. Members are permitted to borrow the lesser of 50% of their Deferred Compensation Savings and rollover account balance or $50,000, reduced by the highest outstanding loan balance in the last 12 months. The minimum loan amount is $1,000. Participants are allowed two outstanding loans. The loans are secured by the balance in the participants’ accounts and bear interest at a rate equal to 1% over the prime rate, as published in the Wall Street Journal. The interest rate for the loans during 2006 ranged from a low of 5% to a high of 9.25%. Repayment is made through payroll deductions for a maximum period of four years. An administrative fee of $25 is paid by the participant to Princeton for each participant loan. Effective January 1, 2005, the maximum loan period is four and a half years. Effective November 1, 2006, the Plan allows only one outstanding loan. Effective November 1, 2006, the administrative fee is $100 paid by the participant to The 401(k) Company. Existing loans will be grandfathered.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments held in the master trust are stated at fair value. Stocks are valued at their quoted market prices; assets held in fixed income securities are stated at fair valued as determined by the trustee. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in RR Donnelley common stock are valued at the closing sales price as reported on New York Stock Exchange. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition (Continued)

The realized and unrealized gains or losses on investments are determined based on revalued cost. Revalued cost is the fair value of investments at the beginning of the year or the average cost of investments if purchased in the current year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in combination of mutual funds, Company stock, short term investments and collective investment funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

NOTE 3 – INVESTMENTS

Participants’ contributions to the Plan are currently invested in a third-party administered trust fund. During 2005 and through October 31,2006, the fund options consisted of the following: Income Fund, Bond Fund, Balanced Fund, Large Company Index Fund, Large Company Value Fund, Small & Midsize Company Index Fund, Large Company Growth Fund, Small Company Value Fund, International Equity Fund, IRT Small Company Growth Fund, AIM Energy Fund, AIM Financial Services Fund, AIM Global Healthcare Fund, AIM Leisure Fund, AIM Technology Fund, Donnelley Stock Fund, and three Lifestage Funds.

Effective November 1, 2006, the investment options provided under the Plan as follows:

Auto-Adjusting Retirement Models (ARMs): are diversified portfolios comprised of the core investment options available in the Plan. The ARMs are designed to offer a simple, life-long investment solution. They are not funds, but are professionally designed investment strategies that use the core investment options within the Plan.

Stable Value Fund—the primary objective of the Stable Value Fund is safety of principal while maintaining appropriate liquidity.

Fixed Income Index Fund—this fund seeks to match the return of the Lehman Brothers Aggregate Bond Index.

Fixed Income Core Plus Fund – this fund seeks maximum total return, investing for both current income (bond coupons and dividends) and capital appreciation (bond price movements), consistent with preservation of capital and prudent investment management.

Large Cap Core Index Fund —this fund seeks investment results that parallel the performance of the unmanaged Standard & Poor’s 500 Index.

NOTE 3 – INVESTMENTS (Continued)

Large Cap Value Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Value Index.

Large Cap Growth Fund – this fund seeks to provide long-term returns in excess of the Russell 1000 Growth Index while incurring market like risk.

Small Cap Core Index Fund – the primary objective is to match the risk and return characteristics of the Russell 2000 Index.

Small Cap Value Fund – this fund seeks capital appreciation by investing primarily in small companies with market capitalization of less than $1billion, which leads to increased volatility. The fund managers target stock of companies that appear undervalued in terms of price-earnings ratios, price-to-book ratios or other such measures.

Small-Mid Cap Growth Fund—the objective of this fund is long-term capital appreciation by owning small and mid capitalization companies with above-average earnings growth potential that are available at reasonable valuations.

International Core Index Fund—the fund’s objective is to approximate the risk and return characteristics of the Morgan.

International Equity Core Plus Fund—the objective of this fund is to outperform the MSCI EAFE Index through a core investment style that has risk characteristics similar to that of the benchmark.

RR Donnelley Stock Fund: consists primarily of RR Donnelley common stock.

Self-Directed Brokerage Account: participants can direct some of all of their accounts under the Plan into other mutual funds, stocks, or bonds.

The current value of investments that represent 5% or more of the Plan’s net assets available for Plan benefits at December 31, 2005 are as follows:

2005
R.R. Donnelley & Sons Company Common Stock	$69,924,351
IRT 500 Index Fund	121,223,992
Dodge & Cox Balanced Fund	77,780,771
IXIS Financial Products Inc. 6.87% 12/30/30	52,091,991
JP Morgan Chase Bank 4.50% 12/30/30	44,272,275
UBS AG 4.50% 12/30/30	44,342,442
DFA US 6 10 Fund	61,535,228

NOTE 3 – INVESTMENTS (Continued)

During 2006 and 2005, the Plan’s investments, including investments bought or sold, as well as held during the year, appreciated in value by $44,796,701 and $20,477,519, respectively, as follows:

	2006	2005
R.R. Donnelley & Sons Company Common Stock	$(1,049,025)	$(2,395,923)
Other Common Stocks	6,520,927	1,995,801
Short-term and Collective Investment Funds	21,153,130	11,847,560
U.S. Government securities	7,803	275,798
Registered Investment Companies	18,136,530	8,750,577
Self-directed accounts	27,336	3,706

	$44,796,701	$20,477,519

NOTE 4 – INVESTMENT IN DCVSP MASTER TRUST

Effective November 1, 2006, assets of the Plan and the Moore Wallace North America, Inc Savings Plan are held in the Donnelley Deferred Compensation and Voluntary Savings Plan Master Trust (“Master Trust”). Each plan has an undivided interest in the Master Trust. The Plan’s interest in the net assets of the Master Trust is based on the individual plan participants’ investment balances. The assets of the Master Trust are held by Nationwide Trust Company (“Trustee”).

At December 31, 2006, the Plan’s interest in the net assets of the Master Trust was approximately 49.2%. Interest and dividends along with net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The following table presents the assets held by the Master Trust at December 31, 2006:

2006
Investments at fair value:
Mutual funds	$1,141382,456
Short-term and collective investment funds	543,854,778
RR Donnelley Company common stock	83,353,521
Self-directed brokerage accounts	22,536,860
Participant Loans	37,038,514

1,791,127,615
Cash	3,972,360
Contributions and other receivables	17,878,744

Total Assets	1,812,978,719
Accrued Expenses and other liabilities	5,235,035

Net Assets	$1,807,743,684

NOTE 4 – INVESTMENT IN DCVSP MASTER TRUST (Continued)

Investment income of the Master Trust for the two months November 1, 2006 to December 31, 2006 is summarized as follows:

2006
Net appreciation in fair value of investments:
Common collective trust	$3,496,273
Mutual funds	55,577,369
Interest and dividends	429,000

$59,502,642

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC)

For the year ended December 31, 2006, the Plan has adopted the provisions of FASB Staff Position numbers AAG Inv-1 and SOP 94-4-1 (“FSP”) for the investment held in the Galliard Stable Value Fund, a collective investment fund. The FSP affirms contract value accounting for fully benefit-responsive investment contracts and also requires new financial statement standards – (i) fair value disclosure, and (ii) enhanced footnote disclosures, as discussed below.

The fund primarily invests in traditional GICs and security-backed contracts issued by insurance companies and other financial institutions. Traditional GICs are backed by the general account of the contract issuer. The fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).

A security-backed contract is an investment contract issued by an insurance company or other financial institutions, backed by a portfolio of bonds that are owned by the fund. Security-backed contracts are considered either “targeted benchmark” (underlying investments are managed to a specific benchmark) or “targeted duration” (underlying investments are managed to a specific duration. The portfolio underlying the contract is maintained separately from the contract issue’s general assets, usually by a third party custodian. The interest crediting rate of a security-backed contract is based on the contract value and the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustment to the future interest crediting rate, rather than reflected immediately in the net assets of the fund. The issuer guarantees that all qualified participant withdrawals will be at contract value.

Risk arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through Galliard’s credit analysis. The fund requires that each investment contract, and subsequently the issuers of each contract, have at least an “A” rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

NOTE 5 – GUARANTEED INVESTMENT CONTRACT (GIC) (Continued)

The primary variables impacting the future crediting rates of security-backed contracts include:

•	the current yield of the assets underlying the contract

•	the duration of the assets underlying the contract

•	the existing difference between the fair value and contract value of the assets within the contract

The GICs provide a fixed-rate of interest over the term to maturity of the contract, and therefore do no experience fluctuating crediting rates.

The yield earned by the fund at December 31, 2006 was 5.24%. This represents the annualized earnings of all investments in the fund, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the fund at December 31, 2006.

The yield earned by the fund with an adjustment to reflect the actual interest rate credited to participants in the fund at December 31, 2006 was 4.96%. This represents the annualized earnings credited to participants in the fund divided by the fair value of all investments in the fund at December 31, 2006

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis. GIC crediting rates are not reset. Security-backed contracts cannot credit an interest rate that is less than 0%.

The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continue to earn the current yield for a period of time equal to the current portfolio duration.

To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time that the then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher that the then-current market rates.

Generally, there are not any events that could limit the ability of the Plan to execute transactions at contract value; also, there are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value.

NOTE 6 – TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on November 22, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. A letter of request for determination was filed on December 28, 2006. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTE 7 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the rights of the participants in their account balances will become non-forfeitable.

NOTE 8 – RELATED PARTY TRANSACTIONS

Prior to November 1, 2006, certain Plan investments were in units in a collective trust fund managed by AMVESCAP National Trust Company. The Plan also invests in guaranteed investment contracts managed by State Street. At December 1, 2006, the Master Trust held 3,655,233 units of common shares of R. R. Donnelley, the Plan sponsor, with an original cost of $36,557,844 and a market value of $38,509,635.

AMVESCAP National Trust Company administered the Plan and State Street was the custodian, until October 31, 2006. The 401(k) Company administers the Plan and Bank of New York is the custodian as of November 1, 2006. These transactions qualify as party-in-interest transactions. However, they are exempt from the prohibited transactions rules of ERISA.

NOTE 9 – RECONCILIATION TO FORM 5500

The following table reconciles the financial statements to the Form 5500 as filed by the Company:

	2006	2005
Net assets available for Plan benefits per the financial statements	$908,882,536	$849,531,347
Less: Participant withdrawals payable	—	(1,181,947)

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$908,882,536	$848,349,400

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005
Participant withdrawals per the financial statements	$126,258,687	$90,930,465
Add: Amounts allocated to withdrawing participants at December 31, 2006 and 2005, respectively	—	1,181,947
Less: Amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively	(1,181,947)	(947,696)

PARTICIPANT WITHDRAWALS PER THE FORM 5500	$125,076,740	$91,164,716

Amounts allocated to withdrawing participants are recorded on the Form 5500 for withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

SCHEDULE H – ITEM 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2006

EMPLOYER IDENTIFICATION NUMBER: 36-1004130, PLAN NUMBER: 003

Shares/ Units	Description	Cost	Current Value

	Company Stock
	Participant Loans- Interest rates range from 5% - 9.25%	—	$19,883,340

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONNELLEY DEFERRED COMPENSATION AND VOLUNTARY SAVINGS PLAN

By: RR Donnelley Benefits Committee

/s/ Heidi Marnoch
Name:	Heidi Marnoch
Title:	SVP, Compensation & Benefits
Date:	June 27, 2007

DONNELLEY DEFERRED COMPENSATION

AND VOLUNTARY SAVINGS PLAN

December 31, 2006 and 2005

Index to Exhibits

EXHIBIT NUMBER
23	Washington, Pittman & McKeever, LLC Consent of Independent Registered Public Accounting Firm